Exhibit 99.1

Fang Enters Into Agreement To Terminate The Restructuring

BEIJING, Feb. 21, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("we," "our," or "Fang"), the leading real estate Internet portal in China, today announced that it has entered into an agreement to terminate its proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”).

The transacting parties agreed to terminate the Restructuring in light of substantial regulatory uncertainties in China. The termination agreement will become effective upon board approvals of the transacting parties.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Joyce Tang
Senior Investor Relations Manager
Phone: +86-10-5631 8659
Email: tangjunning@fang.com

Ms. Dana Cheng
Investor Relations Manager
Phone: +86-10-5631 8174
Email: chengyu.bj@fang.com